                                  EXHIBIT 12.1

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

    The ratio of earnings to fixed charges for the Company (including its predecessor-in-interest, Sundance Enterprises, Inc., the partnerships affiliated with Sundance Enterprises, Inc., and the Company's subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on net income (loss) from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.




                                                                            YEAR ENDED
                                             9 MONTHS                      DECEMBER 31,
                                              ENDED        ----------------------------------------------------------
                                             9/30/96        1995          1994          1993        1992         1991
                                             -------        ------        ------        -----       -----        -----
                                                                           (UNAUDITED, IN THOUSANDS)
Earnings:
     Net income (loss)                       $15,381 *     $13,591       $ 8,924       $  288      $  272       $ (314)
     Add fixed charges other
     than capitalized interest                 7,944         6,420         4,894        5,280       5,522        5,825
                                             -------       -------       -------       ------      ------       ------

                                             $23,325       $20,011       $13,818       $5,568      $5,794       $5,511
                                             =======       =======       =======       ======      ======       ======

Fixed Charges:
     Interest expense                        $ 7,944       $ 6,420       $ 4,894       $5,280      $5,522       $5,825
     Preferred OP distribution                 1,043            --            --           --          --           --
     Capitalized interest                        230           192            58           --          --           --
                                             -------       -------       -------       ------      ------       ------

     Total fixed charges                     $ 9,217       $ 6,612       $ 4,952       $5,280      $5,522       $5,825
                                             =======       =======       =======       ======      ======       ======

Ratio of Earnings to
     Fixed Charges:                           2.53:1        3.03:1        2.79:1       1.05:1      1.05:1       0.95:1



* Before extraordinary item


                                      15